

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 28, 2017

Gary E. Muenster
Chief Financial Officer
Esco Technologies, Inc.
9900A Clayton Road
St. Louis, Missouri 63124-1186

> **Re: Esco Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed November 29, 2016**
> **File No. 001-10596**

Dear Mr. Muenster:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications